UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 11, 2026

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Additional Borrowings

As previously disclosed in the Company’s latest Offering Circular, which can be found here, If a Series does not initially enter into a Refinance Note or other indebtedness, it may seek to finance or further refinance any outstanding indebtedness, including the Acquisition Note and if applicable, the Refinance Note with an additional mortgage or other debt financing, including with either an affiliate or a third party (each, an “Additional Borrowing”).

On April 30, 2026, the following Series entered into an Additional Borrowing with Landa Financing LLC, the terms of which are listed in the table below and as per form of loan agreement attached as Exhibit 6.1. These short term, 10% interest loans were made in response to imminent payment demands by senior lenders in connection with reinstatement amounts required to avoid events of default and pending foreclosure actions.

The Series were unable to secure alternative third–party financing within the required timeframe despite commercially reasonable efforts. The Additional Borrowings were necessary to preserve the underlying assets and protect the value of the properties on behalf of the investors.

Series	Address	Loan Amount	Interest Rate	Maturity Date
Landa App 3 LLC – 996 Greenwood Ave NE Atlanta Georgia LLC	996 Greenwood Ave NE, Atlanta, Georgia, 30306	$2,600	10%	April 30, 2027

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Form of Landa Financing Loan Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Sammiya Mujtaba
	Title:	Chief Operating Officer